Mail Stop 3561

October 2, 2007

Joel P. Sens
Chief Executive Officer
Seawright Holdings, Inc.
600 Cameron Street
Alexandria, Virginia 22314

      Re: Seawright Holdings, Inc.
              Registration Statement on Form SB-2
              Filed September 4, 2007
              File No. 333-145864

Dear Mr. Sens:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Selling Security Holders, page 19

1. Please expand the table to include the natural persons with the power to vote or to dispose of the securities offered for resale by the entities that are listed as selling securityholders. If more than one holder is listed as beneficial owner for the same securities, include explanatory text or footnotes. See Interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual. We note, for example, that you do not disclose the natural persons for Dutchess Private Equities Fund, L.P., Griffdom Enterprises, K&C Investments, RBS Dain Rauscher, IFS Holdings, Inc. and A Boardman Co LLC.

2. Please revise to include a column that shows the percentage of the class to be owned by each selling security holder after the offering is complete. See Item 507 of Regulation S-B.

Undertakings, page II-8

3. Please include the undertaking required by Item 512(g)(2) of Regulation S-B.

Exhibit 5 - Opinion of Counsel

4. The legal opinion provided to you by counsel expresses its opinion only as to "the General Corporation Law of the State of Delaware." Please have counsel confirm to us or revise the legality opinion to state that the opinion's reference and limitation to the Delaware General Corporation Law includes the statutory provisions and also all applicable provisions of the Delaware Constitution and the reported judicial cases interpreting those laws currently in effect.

5. We note the legality opinion states that "This opinion speaks only as of its date." This implies that the opinion is valid only as of September 4, 2007, the date you filed your registration statement. The legality opinion must speak as of the effective date of the registration statement. Please revise to eliminate the quoted language, or file the legality opinion as part of an amendment on the date you request effectiveness of the registration statement.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Anita Karu, Attorney-Adviser at (202) 551-3240, Peggy Kim, Senior Attorney at (202) 551-3411 or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Charles A. Sweet, Esq.
        McKee Nelson LLP
        Fax: (202) 775-8586